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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

CorVel Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
34956C106
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ITEM 1(a).	NAME OF ISSUER.
CorVel Corporation (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.
CorVel Corporation
2010 Main Street, Suite 600
Irvine, CA 92614

ITEM 2(a).	NAME OF PERSON FILING.
V. Gordon Clemons (“Clemons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE RESIDENCE.
c/o CorVel Corporation
2010 Main Street, Suite 600
Irvine, CA 92614

ITEM 2(c).	CITIZENSHIP.
United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock

ITEM 2(e).	CUSIP NUMBER.
34956C106
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
Not applicable.

ITEM 4.	OWNERSHIP.
(a)	As of December 31, 2006 Clemons beneficially owns 1,575,863 shares of Common Stock of the Issuer, including 1,571,250 shares owned directly and 4,613 shares owned indirectly by Clemons as custodian for his child who shares the same primary residence.

(b)	Clemons’ beneficial ownership of 1,575,863 shares of Common Stock of the Issuer represents 12.00% of the Issuer’s outstanding Common Stock.

(c)	Clemons has sole voting and investment power with respect to all 1,575,863 shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
               Dated: January 24, 2007

By:	/s/ V.GORDON CLEMONS V. Gordon Clemons